Exhibit 99.1

Color Star Technology Co., Ltd. (NASDAQ: CSCW) Announces Mr. Basil Wilson’s Appointment as the Company’s New Chairman and CEO

PUBLISHED JUN 17, 2021 8:30AM EDT

NEW YORK, June 17, 2021 /PRNewswire/ -- Color Star Technology Co., Ltd. (NASDAQ: CSCW) (hereinafter referred to as “Color Star” or the “Company”) announces the appointment of Mr. Basil Wilson as the Company’s new Chairman and CEO.

As an entertainment technology company, Color Star has been committed to the development of entertainment technology products. The celebrity interaction platform, Color Star APP, has already gathered 2 million registered users and received more than 50 million views since its launch on December 31, 2020. The Company is currently developing a new augment reality (AR) interface that is designed to deliver a better interactive experience to users. The newly appointed chairman and CEO, Mr. Basil Wilson, has more than 15 years of experience in development of internet products that combine the power of technology and entertainment. Mr. Basil Wilson has worked in the technology research and development sector in entertainment companies across Taiwan, South Korea, Japan, and Singapore, focusing on research of smart trading of copyrights, virtual reality (VR) concert applications, and 3D virtual portraits, among others. The appointment of Mr. Basil Wilson indicates Color Star’s commitment to advancing in the development of future technology for entertainment.

Former CEO Mr. Luke Lu has brought on significant development to Color Star by launching a new software platform that has accumulated millions of active users since he took office. He leveraged resources to bring onto the platform a superstar mentor team. Color Star’s market capitalization has increased dramatically under his leadership, with its 2021 Year-to-date stock trading volume exceeding $2.1 billion. Color Star is soon to be included in the Russell Microcap Index. The team thank Mr. Luke Lu for his achievements at Color Star and in the future, he will continue to serve as the company’s Chief Art Officer to lead the artistic development for the company.

Mr. Luke Lu, the former CEO of Color Star, commented: “We are very pleased to have Mr. Basil Wilson join us. Currently, the Company is building up its research and development team. We will continue to build and launch new AR entertainment products, non-fungible token (NFT) products, and VR scenes. Mr. Basil Wilson’s joining will help strengthen Color Star’s technology sector and to diversify the Company’s product development capabilities. I believe he will lead the Company to new heights.”

Color Star is currently working on creating a new interface for the Color Star APP. Mr. Basil Wilson’s joining will help speed up the development process. In the future, the Color Star APP interface will replace the current menu with more intelligent interactive interface. More entertainment sections will be added, such as 3D interfaces, virtual character communities, and VR online concerts. The upgraded version is expected to launch in July 2021. During this period, Color Star will also launch the smart copyright trading center and online museums, which will make online entertainment as interactive and lively as in-person entertainment. We firmly believe that technology will change the future.

About Color Star Technology

Color Star Technology Co, Ltd. (Nasdaq CM: CSCW) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries Color China Entertainment Ltd. And CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market in China and other countries where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

William Tu

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: wtu@skylineccg.com

SOURCE Color Star Technology Co., Ltd.